Investment Advisory Agreement

Calvert Asset Management Company, Inc.*

The Calvert Fund

Revised and Restated Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and The Calvert Fund dated March 1, 1999, the Advisor is entitled to receive from the Funds an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Funds.

Calvert Income Fund	0.40% of the first $2 billion;
0.375% of all assets above $2 billion up to 7.5 billion;
0.35% of all assets above $7.5 billion up to $10 billion; and
0.325% of all assets above $10 billion

Calvert Short Duration Income Fund	0.35% of the first $750 million; 0.325% of the next $750 million; 0.30% of all assets above $1.5 billion up to $3.5 billion; and 0.275% of all assets above $3.5 billion

Calvert Long-Term Income Fund	0.40%

Calvert Ultra-Short Income Fund	0.30% of the first $1 billion;
0.29% of all assets above $1 billion

Calvert Government Fund	0.40%

Calvert High Yield Bond Fund	0.65%

Calvert Short-Term Government Fund	0.45%

THE CALVERT FUND

BY: /s/William M. Tartikoff

William M. Tartikoff

Vice President and Secretary

Calvert ASSET MANAGEMENT Company, INC.

BY: /s/Ronald M. Wolfsheimer

Ronald M. Wolfsheimer

Chief Financial and Administrative Officer

  and Senior Vice President

Effective February 1, 2011

*Effective 4/30/2011, Calvert Asset Management Company, Inc. will be renamed Calvert Investment Management, Inc.